Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

The following excerpts relating to the pending acquisition of Great Lakes Financial Resources, Inc by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on July 23, 2014 in connection with First Midwest’s announcement of its financial results for the quarter ended June 30, 2014.

Forward-Looking Statements

The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes. Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

Nick Chulos - First Midwest Bancorp, Inc. - EVP, General Counsel, and Corporate Secretary

In addition, in light of our recently announced acquisition of Great Lakes Financial Resources and its subsidiary, Great Lakes Bank, I also refer you to the additional information in our earnings release relating to this transaction.

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

Thanks, Nick. Good morning everyone and as always thank you for joining us here today. It has certainly been an active quarter for us and certainly a quarter that was marked by solid execution on a number of strategic fronts. So we’ll move into that relatively quickly. As we talk about the acquisition of Popular Community Bank, Chicago banking operations as well as Great Lakes Financial Resources at length in our earlier call, I will start with a focus on the quarter and then as typically our practice, I’ll turn it over to Mark and Paul for some additional color and then finally take it back for a quick recap as it relates to the transaction and then obviously open it up for any questions that you may have.

Paul Clemens - First Midwest Bancorp, Inc. - EVP and CFO

The addition of approximately $575 million in loans and $700 million of deposits from the Popular acquisition scheduled to close in the third quarter will of course add net interest income primarily in the fourth quarter, and, likewise, the Great Lakes acquisition when closed will add another roughly$250 million in loans, $300 million in securities, and $500 million in deposits — so it will likely have a nominal impact since the expected close date is year end.

Excluding the costs associated with Popular and Great Lakes we expect noninterest expense to approximate $64 million depending upon our efforts to move OREO property, which can move that plus or minus. This is consistent with our comments from the prior quarter.

Mike mentioned a couple of other events that we were able to conclude that were very positive on our earnings for the quarter. We were able to realize $4 million in security gains primarily from the sale of a non-accruing — I repeat, a non-accruing CDO for a $3.5 million gain and we continue to see the rest of our portfolio’s fair value hold — improve and hold. Also, given the deposits we are going to acquire in the recently announced acquisitions, we saw an opportunity to shed some excess funding and reduced our borrowing costs by prepaying $114.6 million of longer duration FHLB borrowings. While costing us $2.1 million to exit the arrangement, we should see that returned to us in lower interest costs over the term, and by concurrently entering into a couple of forward borrowing arrangements beginning next year we retain future funding.

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

Okay. Thanks, Paul. So just carrying on a little further with some of Paul’s remarks and just generally what will be inherent in our balance sheet relative to the additions of Popular and Great Lakes, let me offer some supplemental comments to what we would have said a few weeks back. There’s really no change; both transactions are progressing relative to our plan. As a reminder, the Popular transaction is on pace to close by the end of August and, as Paul suggested, our pool of acquired loans has grown to $550 million -or $575 million. That’s up about $50-ish million dollars as we elected subsequently to purchase some selected healthcare loans out of their separate portfolio, which were market reflected loans but will add to the pool of assets that we acquired.

Integration planning for Great Lakes has begun. We are still targeting on the fourth quarter close and conversion. Obviously, that’s subject to a number of regulatory approvals pending purchase and assumption requirements. But fundamentally that remains on plan as well.

More importantly or of equal importance, from a strategic standpoint these transactions will add about $1.3 billion in deposits and I would remind you, that’s about 90% to 96% of which are core. Combined the two transactions would see us also add some $800 million now in loans and that’s a little more than half of the acquired deposits. So the terms of the transactions are as such that with those additions of deposits and loans we would expect solid earnings accretion from the transactions themselves on a full-year basis in 2015 and again as we discussed previously, relatively accelerated capital recovery for the investments that we made.

So these transactions not only strengthen what we believe is a best-in-class core deposit foundation but they further position us to leverage our lending capacity and our expertise across some of our specialty units to continue to grow and expand our lending portfolio and obviously drive stronger ultimate performance.

As we look to the second half of 2014 and into 2015 we are really excited about our positioning. While integration efforts relative to the two transactions dominate in the short run we have an experienced team and expect a seamless transition from these transactions. Over the last few years we’ve greatly improved our earning asset generation capabilities and as the economy improves and, as Paul alluded to, as rates eventually move higher these transactions help strengthen our core deposit base, provide us with balance sheet flexibility — again, that positions us very well to provide stronger performance and continue to pursue opportunities to grow.

Emlen Harmon - Jefferies & Company — Analyst

When I look at the expenses this quarter they are kind of above the normal range that I would expect and we can kind of tease out line by line, but I think last quarter you talked about expenses kind of flattish and I’m looking at them on a core basis, kind of up $1 million quarter over quarter after backing out some of the merger expense and the retirement program. Should we think about the second-quarter run rate — or second quarter as a run rate for expenses going before or are we thinking about the first quarter? Just a little bit more color around what we should expect directionally would be helpful.

Paul Clemens - First Midwest Bancorp, Inc. - EVP and CFO

Emlen, This is Paul. As I look at the expenses — if you back out the $830,000 of acquisition expense and you back out the nonqualified plan expense, we are back down to first quarter expenses of 63.7 — that’s roughly where we were. So I think you could expect to see that, subject to, as Mike mentioned, these acquisition expenses now that will start getting layered on.

Emlen Harmon - Jefferies & Company — Analyst

Okay. Got it. Thanks. And then, Mike, were your BSA/AML procedures kind of reviewed by regulators as part of the Popular transaction? And just kind of given delays that we’ve seen with some other banks I just want to get your level of comfort that that’s not going to be an impediment to the Great Lakes deal as we roll into the fourth quarter here?

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

We spend a significant amount of time reviewing and maintaining — and our support of the AML/BSA activities. So we’ve invested a lot in that previously. I don’t know obviously anything that goes on from a regulatory standpoint. It’s considered as a part of an application for a merger. But fundamentally, that’s looked at on a regular and recurring basis by the regulators. We feel very good about where we are at and would consider our program to be one of the strongest around.

Brad Milsaps - Sandler O’Neill & Partners — Analyst

Hi, Paul, thanks for the color on the margin. Just kind of curious — you guys show in your filings that you are fairly asset sensitive in terms of when and if rates do rise. I’m just curious how the two pending acquisitions might change, some of the assumptions you have in those tables, if at all.

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

You know we talked about — this is Mike, Brad — when we were doing the earlier disclosure relative to it. They are really relatively neutral. We have a really strong asset sensitivity position right now, largely led by the quality of our core deposit base. The addition of these transactions don’t meaningfully alter it. Frankly what they do is they give us a little more flexibility. Given the fact that as a part of those asset pools as you acquire them particularly within the securities portfolio that whole portfolio gets marked which then gives us some ability as we move on towards the end of the year, more flexibility as to how we manage that.

Terry McEvoy - Sterne, Agee & Leach, Inc. — Analyst

Thanks. Mike, a question for you — you’ve done two deals this year. I saw in the press release you bought a portfolio of home equity loans. This is a different First Midwest than we’ve seen in a while. And my question is, is this a change in strategy from the top or is it more of a function of being more opportunistic today, whereas the last few years there has been more of an inward focus on strengthening the balance sheet?

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

As far as acquisitions go, I think we’ve always said that we were going to be opportunistic within the market. We did five FDIC deals. We’ve simply looked and as the opportunities have become available it makes sense for us. Frankly, they make sense for the counterparties as well. Then we’ll be very proactive in terms of moving ahead.

No, I don’t think so, Terry. We’ve invested — and as we’ve talked about — we’ve invested a significant amount of time and energy into augmenting our teams and our talent, with the activities over the last five years. Over the activities — reflective of our planned activities that you are starting to see move forward today. It is just that space isn’t linear. It just becomes opportunistic.

Taylor Brodarick - Guggenheim Securities LLC — Analyst

Just a quick question on wealth. I know Mark said it’s been a focal point in the releases the last couple of quarters. Just kind of thinking, what is the opportunity to cross sell with the two pending acquisitions? And I guess any other detail as far as asset-based transactions versus — asset-based revenues versus transaction revenues in the past quarter?

Mark Sander - First Midwest Bancorp, Inc. - Senior EVP, COO

So we think the opportunity with our soon-to-be new partner is quite high and I guess a better reflection of that is, they are quite excited about it as we have talked to the colleagues there. So that indication that they, more importantly, believe is high. So I would say we also have a number of — well, we’re well penetrated in certain of our markets in wealth management, extremely well penetrated. In others, we are not as well penetrated as we would like to be and I think we can be. So I think there are some growth opportunities in our existing franchise. And that’s what I’ve been alluding to really the last couple of years, as well. Relative to the mix of sales versus markets — there’s a good mix of that. I would say our sales results we are really pleased with. We measure sales based on annualized net revenue increase and those numbers have been very robust the last really several quarters. That, again, continues. Our pipeline in that business is quite strong, from our existing franchise.